EXHIBIT 21.1

Vanda Pharmaceuticals Inc.

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business
Vanda Pharmaceuticals Limited	United Kingdom	Vanda Pharmaceuticals Limited
Vanda Pharmaceuticals LLC	Switzerland	Vanda Pharmaceuticals GmbH